Form 12b-25
                [As last amended in Release No. 34-35113,
                     December 19, 1994, 59 F.R.67742.]

                  U.S. SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549

                                FORM 12B-25

                        NOTIFICATION OF LATE FILING
                               (Check One):

[ ]Form 10-K [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR

     For Period Ended:  NOVEMBER 30, 1996
     [  ] Transition Report on Form 10-K
     [  ] Transition Report on Form 20-F
     [  ] Transition Report on Form 11-K
     [  ] Transition Report on Form 10-Q
     [  ] Transition Report on Form N-SAR
     For the Transition Period Ended:
______________________________________________________________________

     Read Attached Instruction Sheet Before Preparing Form.  Please
Print or Type.
     Nothing in this form shall be construed to imply that the
Commission has verified any information contained herein.
______________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates.

______________________________________________________________________

Part I - Registrant Information
______________________________________________________________________

  CRESTED CORP.
______________________________________________________________________
Full name of Registrant

______________________________________________________________________
Former Name if Applicable

  877 NORTH 8TH WEST
______________________________________________________________________
Address of Principal Executive Office (Street and Number)

  RIVERTON, WY 82501
______________________________________________________________________
City, State and Zip Code


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______________________________________________________________________

Part II - Rules 12b-25(b) and (c)
______________________________________________________________________

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part II
         of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or
[X] portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by
         Rule 12b-25(c) has been attached if applicable.
______________________________________________________________________

Part III - Narrative
______________________________________________________________________

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

     The Registrant's only assistant controller resigned in October 1995 to move to Montana with his spouse and return to the university. His replacement was hired in November 1995 and has been in the process of learning the accounting and consolidation systems of the Registrant. However, because of lack of experience with the Registrant's systems and as well as computer software problems during the process of closing the fiscal quarter, the Registrant has been unable to compile the its financial statements in a timely manner.

     The Registrant's Chief Financial Officer has also had to devote most of his time recently to an audit of the Registrant's books and records by the Internal Revenue Service.

     The Registrant will file the Form 10-Q Report on or before January 19, 1996.






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______________________________________________________________________

Part IV - Other Information
______________________________________________________________________

     (1) Name and telephone number of person to contact in regard to this notification.

          DANIEL P. SVILAR          (307) 856-9271

     (2) Have all other period reports required under section 13 or 15(d)of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).
                                               [ X ]Yes  [   ]No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                              [   ]Yes   [ X ]No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           CRESTED CORP.
     _______________________________________________________
          (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  January 12, 1996      By:     s/ Daniel P. Svilar
      ___________________         ____________________________________
                                  Daniel P. Svilar,
                                  Secretary











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